Exhibit 99.1

Sierra Metals Subsidiary in Peru, Sociedad Minera Corona Reports Q2-2021 Financial Results

Sierra Metals’ Consolidated Financial Results Will Be Released on August 9, 2021

(All metal prices reported in USD)

TORONTO--(BUSINESS WIRE)--August 3, 2021--Sierra Metals Inc. (TSX:SMT) (BVL:SMT) (NYSE AMERICAN:SMTS) ("Sierra Metals" or "the Company") announces the filing of Sociedad Minera Corona S.A.'s ("Corona") unaudited Financial Statements and the Management Discussion and Analysis ("MD&A") for the second quarter of 2021 ("Q2 2021").

The Company holds an 81.8% interest in Corona. All amounts are presented in US dollars unless otherwise stated and have not been adjusted for the 18.2% non-controlling interest.

Corona's Highlights for the Three Months Ended June 30, 2021

  Revenues of US$50.8 million, a 117% increase from Q2 2020.
  Adjusted EBITDA of US$25.9 million, a 231% increase from Q2 2020.
  Total tonnes processed of 328,909, a 62% increase from Q2 2020.
  Net production revenue per tonne of ore milled increased by 42% to US$151.51.
  Copper equivalent pounds production increased 7% to 15.3 million pounds.
  Cash Cost per copper equivalent payable pound higher by 55% to US$1.41. All-in sustaining cost ("AISC") per copper equivalent payable pound higher by 42% to US$2.57.
  Zinc equivalent pounds production increased 29% to 49.9 million pounds.
  Cash cost per zinc equivalent payable pound higher by 28% to US$0.43. All-in sustaining cost ("AISC") per zinc equivalent payable pound higher by 18% to US$0.79.
  $72.5 million of cash and cash equivalents as at June 30, 2021.
  $102.2 million of working capital as at June 30, 2021.

The Yauricocha mine processed 328,909 tonnes during the second quarter Q2 2021, representing an increase of 62% over the Q2 2020, despite continuing to face several operational challenges related to COVID-19. During the quarter, the treatment capacity in the concentrator plant was increased, obtaining improvements in efficiency and utilization.

Metal grades were negatively impacted during Q2 2021 due to the delays in the contribution from the Esperanza zone due to ground conditions, which have since been addressed and controlled.

Metal production for Q2 2021 was 54%, 35%, 23% and 22% higher for zinc, silver, gold and lead, respectively, while copper production was 11% lower compared to the same quarter of 2020.

Luis Marchese, CEO of Sierra Metals, commented, “The Yauricocha Mine had a relatively strong quarter with increases in throughput, revenue and net income over the same period in 2020 and over the previous quarter in 2021. The Mine continues to deal with operational difficulties related to COVID-19, however, we are managing the impact using best practices. Our goal continues to be avoiding any mine closure while ensuring that strict protocols remain in place to protect the wellbeing of our employees and the local communities.”

He continued, “Looking ahead at the remainder of 2021 we have received the final permit required to expand the throughput at Yauricocha to 3,600 tonnes per day. We continue to work on the completion of a Preliminary Feasibility Study to support the planned expansion to 5,500 tonnes per day at the Yauricocha Mine. Brownfield and greenfield explorations programs are ongoing, and we continue to work to improve operations and manage costs in this challenging environment.”

He concluded, “Minera Corona and the Yauricocha Mine continues to have a strong balance sheet to support the Company's capital expenditures and growth initiatives, and we continue to work to improve per share value for all shareholders.”

The following table displays selected unaudited financial information for the three and six months ended June 30, 2021:

(In thousands of US dollars, except cash cost and revenue	Three Months Ended			Six Months Ended
per tonne metrics)	June 30, 2021	June 30, 2020	Var %	June 30, 2021	June 30, 2020	Var %

Revenue	$50,830	23,405	117%	92,755	57,123	62%
Adjusted EBITDA (1)	25,851	7,805	231%	42,024	17,583	139%
Cash Flow from operations	25,620	7,263	253%	42,116	17,319	143%
Gross profit	25,774	8,562	201%	41,923	17,530	139%
Income Tax Expense	(9,111)	(2,939)	210%	(15,953)	(7,709)	107%
Net Income	12,554	1,849	579%	17,729	3,909	354%

Net production revenue per tonne of ore milled (2)	151.51	106.53	42%	139.86	113.36	23%
Cash cost per tonne of ore milled (2)	61.35	44.27	39%	60.89	59.44	2%
		-
Cash cost per copper equivalent payable pound (2)	1.41	0.91	55%	1.45	1.06	36%
All-In Sustaining Cost per copper equivalent payable pound (2)	2.57	1.80	42%	2.62	2.05	28%
Cash cost per zinc equivalent payable pound (2)	0.43	0.34	28%	0.45	0.39	15%
All-In Sustaining Cost per zinc equivalent payable pound (2)	$0.79	0.67	18%	0.82	0.76	9%

(In thousands of US dollars, unless otherwise stated)	June 30, 2021	December 31, 2020

Cash and cash equivalents	$72,549	65,027
Assets	262,392	235,263
Liabilities	62,873	53,473
Equity	199,519	181,790

(1) Adjusted EBITDA includes adjustments for depletion and depreciation, interest expense and other financing costs, interest income, share-based compensation, Foreign Exchange (gain) loss and income taxes; see non-IFRS Performance Measures section of the Company's MD&A.

(2) All-In Sustaining Cost per copper equivalent pound and All-In Sustaining Cost per zinc equivalent pound sold are non-IFRS performance measures and include the cost of sales, treatment and refining charges, sustaining capital expenditures, general and administrative expense, and selling expense, and exclude workers' profit sharing, depreciation, and other non-cash provisions; Cash cost copper equivalent pound sold and cash cost per zinc equivalent pound sold, net production revenue per tonne of ore milled, and cash cost per tonne of ore milled are non-IFRS performance measures; see non-IFRS Performance Measures section of the Company’s MD&A.

The following table displays average realized metal prices information for the three and six months ended June 20, 2021, vs June 30, 2020:

Average realized prices	Three months ended June 30,		Increase	Six months ended June 30,		Increase
In US$	2021	2020	(%)	2021	2020	(%)
Silver ($/oz)	26.80	16.59	62%	26.62	16.58	61%
Copper ($/lb)	4.37	2.40	82%	4.13	2.46	68%
Zinc ($/lb)	1.34	0.89	51%	1.29	0.91	42%
Lead ($/lb)	0.97	0.76	28%	0.94	0.78	21%
Gold ($/oz)	1,818	1,722	6%	1,798	1,654	9%

Corona's Financial Highlights for the Three and Six Months Ended June 30, 2021

  Q2 2021 revenue of $50.8 million compared to $23.4 million for the same quarter of 2020. Sales for the quarter increased mainly due to higher metal prices and the application of new commercial copper terms since April 2021 that more than offset the lower amounts of metals sold compared to the second quarter of 2020. Revenue for H1 2021 was $92.8 million, which is an increase of 62% from the $57.1 million of revenues in H1 2020. The increase in revenues was driven mainly by higher average realized metal prices and decrease in treatment and refining charges as compared to H1 2020.
  Cash Cost per copper equivalent payable pound was $1.41 compared to $0.91 for the same quarter of 2020 ($1.45 for H1 2021 versus $1.06 in H1 2020). Cash Cost per zinc equivalent payable pound was $0.43 compared to $0.34 for the same quarter of 2020 ($0.45 for H1 2021 versus $0.39 in H1 2020).
  AISC per copper equivalent payable pound was $ 2.57 for the second quarter of 2021 compared to $ 1.80 for the same period of 2020. AISC per zinc equivalent payable pound was $0.79 compared to $0.67 for the same period of 2020. AISC increased during Q2 2021 as the increase in the equivalent payable metals could not offset the increase in costs. Copper equivalent payable pounds increased 5% to 13.8 million and zinc equivalent payable pounds increased 26% to 45.2 million compared to the same quarter of 2020. Sustaining capital investment was significantly higher as the Company resumed its capital projects, whereas in Q2 2020, capital projects were deferred or cancelled due the problems related to COVID.
  For H1 2021, AISC per copper equivalent payable pound was $2.62 as compared to $2.05 in H1 2020. The increase was driven by higher cost of production and 11% decrease in copper equivalent payable pounds as compared to the six-month period of 2020. AISC per zinc equivalent payable pound was $0.82 as compared to $0.76 in H1 2020, as a 5% increase in the zinc equivalent payable pounds partially offset the increase in costs. Sustaining costs for H1 2021 included a 6% decline in treatment and refining costs.
  Adjusted EBITDA of $25.9 million for Q2 2021 as compared to $7.8 million for the same quarter of 2020 and $42.0 million for H1 2021 as compared to $17.6 million for H1 2020, higher primarily due to increased net income from higher metal prices.
  Operating cash flows before movements in working capital of $25.6 million for Q2 2021, compared to $7.3 million for Q2 2020. The increase in operating cash flows before movements in working capital was primarily due to the increase in revenues, discussed previously. For the six-month period of 2021, operating cash flows before movements in working capital increased to $42.1 million from $17.3 million during the same period of 2020.
  Cash and cash equivalents of $72.5 million as at June 30, 2021, compared to $65.0 million as at December 31, 2020. Cash and cash equivalents increased due to $14.9 million of cash generated from operating activities partially offset by $7.3 million of cash used in investing activities and $3.1 million used in financing activities.
  Net income of $12.6 million, or $0.349 per share for Q2 2021 ($17.7 million or $0.493 per share for H1 2021) compared to net income of $1.8 million, or $0.051 per share for Q2 2020 ($3.9 million or $0.11 per share for H1 2020).

Corona's Operational Highlights for the Three and Six Months Ended June 30, 2021:

The following table displays the production results for the three and six months ended June 30, 2021:

Yauricocha Production	Three Months Ended June 30			Six Months Ended June 30
	2021	2020	% Var.	2021	2020	% Var.

Tonnes processed	328,909	202,534	62%	655,120	487,759	34%
Daily throughput	3,759	2,315	62%	3,744	2,787	34%

Silver grade (g/t)	56.94	66.37	-14%	55.65	66.07	-16%
Copper grade	0.70%	1.21%	-42%	0.63%	1.17%	-46%
Lead grade	1.20%	1.63%	-26%	1.27%	1.59%	-20%
Zinc grade	3.27%	3.48%	-6%	3.49%	3.74%	-7%
Gold Grade (g/t)	0.45	0.62	-27%	0.44	0.66	-33%

Silver recovery	80.14%	82.82%	-3%	79.70%	82.82%	-4%
Copper recovery	72.67%	77.19%	-6%	69.84%	77.19%	-10%
Lead recovery	90.14%	88.08%	2%	90.15%	88.08%	2%
Zinc recovery	89.23%	88.32%	1%	89.82%	88.32%	2%
Gold Recovery	21.99%	21.18%	4%	20.91%	21.18%	-1%

Silver production (000 oz)	483	358	35%	934	853	9%
Copper production (000 lb)	3,697	4,164	-11%	6,379	9,548	-33%
Lead production (000 lb)	7,831	6,406	22%	16,537	15,014	10%
Zinc production (000 lb)	21,133	13,741	54%	45,256	35,387	28%
Gold Production (oz)	1,043	850	23%	1,933	2,104	-8%

Copper equivalent pounds (000's)(1)	15,308	14,354	7%	31,142	34,549	-10%
Zinc equivalent pounds (000's)(1)	49,923	38,723	29%	99,701	93,404	7%

(1) Copper and zinc equivalent pounds for Q2 2021 were calculated using the following realized prices: $26.80/oz Ag, $4.37/lb Cu, $1.34/lb Zn, $0.97/lb Pb, $1,818/oz Au. Copper and zinc equivalent pounds for Q2 2020 were calculated using the following realized prices: $16.59/oz Ag, $2.40/lb Cu, $0.89/lb Zn, $0.76/lb Pb, $1,722/oz Au. Copper and zinc equivalent pounds for 6M 2021 were calculated using the following realized prices: $26.62/oz Ag, $4.13/lb Cu, $1.29/lb Zn, $0.94/lb Pb, $1,798/oz Au. Copper and zinc equivalent pounds for 6M 2020 were calculated using the following realized prices: $16.58/oz Ag, $2.46/lb Cu, $0.91/lb Zn, $0.78/lb Pb, $1,654/oz Au.
(2) The increase in copper equivalent pounds was lower than the increase in zinc equivalents due to the 82% increase in realized prices for copper ($4.37/lb in Q2 2021 versus $2.40/lb in Q2 2020) as compared to the 51% increase in realized prices for zinc ($1.34/lb in Q2 2021 versus $0.89/lb in Q2 2020)

Quality Control

The contents of this press release have been reviewed by Américo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning, who is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Toronto Stock Exchange and the Bolsa de Valores de Lima under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in our Annual Information Form dated March 18, 2021 in respect of the year ended December 31, 2020 and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
V.P., Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Ed Guimaraes
CFO
Sierra Metals Inc.
+1(416) 366-7777

Luis Marchese
CEO
Sierra Metals Inc.
+1(416) 366-7777